HOLLUND INDUSTRIAL, INC.

3000 Green Mountain Drive
Suite 107-413
Branson, MO 65616

November 30, 2007

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mail Stop 7010
100 F Street, NE
Washington, DC 20549

Dear Sir or Madam:

Re:	Hollund Industrial Inc. (the “Company”) Formerly known as Carver Corp.
File No. 000-14482

The Company requests that its Form 15-12G Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Section 13 and 15(d) of the Securities Exchange Act of 1934 dated May 14, 2007, be withdrawn effective immediately.

Thank you for your assistance. Please call with any questions.

Very truly yours,

HOLLUND INDUSTRIAL INC.

/s/ Michael S. Lacy

MICHAEL S. LACY

Chief Executive Officer,

President, and Director

(Principal Executive Officer and Principal Accounting Officer)